OFS Capital Corporation

10 S Wacker Dr ♦ Suite 2500 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910

April 13, 2020
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:        OFS Capital Corporation
Commission File No. 814-00813
Preliminary Proxy Materials
Ladies and Gentlemen:
On behalf of OFS Capital Corporation (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Special Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2020 Special Meeting of Stockholders to be held on June 9, 2020.  The Company anticipates releasing its definitive proxy materials to stockholders on or about April 28, 2020.
Please call the undersigned at (847) 734-2047 should you have any questions or comments regarding this matter.
Very truly yours,

Tod K. Reichert
Corporate Secretary